Exhibit 99.2

Email to Management, Positioning and FAQs – INTERNAL	26 August, 2015

CEO Email to Management

Dear Colleagues,

I am pleased to announce that Schlumberger and Cameron have signed a definitive merger agreement in which the companies would combine, subject to various conditions, including Cameron stockholders’ approval, regulatory approvals and customary closing conditions.

At our investor conference in June 2014, we highlighted how the E&P industry must transform itself to deliver increased performance at a time of range-bound commodity prices. With oil prices now at lower levels, oilfield services companies that deliver innovative technology, and greater integration while improving efficiency, will outperform the market. The combination of Schlumberger and Cameron is in line with this vision.

We believe that the next industry technical breakthrough will be achieved through the integration of Schlumberger’s reservoir and well technologies with Cameron’s leading wellhead and surface technologies. Deep reservoir knowledge further enabled by instrumentation, software, and automation will launch a new era of total drilling and production system performance. Additionally, significant efficiency gains will be achieved through lowering operating costs, streamlining supply chains, and improving manufacturing processes while leveraging the platform of Our Transformation.

In addition, the success and future potential of our integrated OneSubsea joint venture and its new technology offering, together with the close cultural fit between Cameron and Schlumberger, will lead to accelerated technology development for our customers.

It is anticipated that the closing of the transaction will occur in the first quarter of 2016. Meanwhile, we will continue operating as separate organizations until all regulatory approvals have been received and we have closed.

Below please find additional information, including Frequently Asked Questions, to help you answer any questions you may receive from your team.

Should you receive any media calls, please forward to Corporate Communication Director, Joao Felix.

Additional information on today’s press release is available at http://slb.com/newsroom.

Sincerely,

Paal Kibsgaard

General Positioning Statement

Schlumberger announced the signing of an agreement for the acquisition of Cameron International Corporation, a leader in oilfield services equipment. The complementary nature of Schlumberger and Cameron will enable the development of new products and services, integration of innovative reservoir and surface technologies, instrumentation, software, and automation in new drilling systems and production processes that improve efficiency for us and our customers, increase reservoir recovery, and lower cost per barrel.

Schlumberger Employee – Frequently Asked Questions

Why have Schlumberger and Cameron decided to combine their organizations?

With oil prices now at lower levels, oilfield services companies that deliver innovative technology and greater integration while improving efficiency, which our customers increasingly demand, will outperform the market.

This transaction increases shareholder value by offering complementary technology and product portfolios, increased business opportunities for the successful OneSubsea joint venture, and the integration of new technologies and production processes across the “reservoir to well to surface to pipeline” interfaces that are not available today.

What is the expected timing of closing?

The transaction is subject to various conditions, including Cameron stockholders’ approval, regulatory approvals and other customary closing conditions. It is anticipated that the closing will occur in the first quarter of 2016.

What is the value of this transaction?

The transaction values Cameron at $14.8 billion. Upon closing, Cameron shareholders will receive shares of Schlumberger together with a cash payment in exchange for each Cameron share.

What are Cameron’s main businesses?

Cameron’s portfolio consists of five business segments:

•	Cameron’s Subsea segment is made up of the OneSubsea JV (Cameron 60%, Schlumberger 40%), which includes wellheads, subsea trees, subsea processing and control systems. OneSubsea leverages Cameron’s flow control expertise, process technologies and world-class manufacturing and aftermarket capabilities, along with Schlumberger’s petro-technical leadership, reservoir and production technology, and R&D capabilities.

•	Cameron’s Surface segment provides onshore and offshore platform wellhead systems and processing solutions that Schlumberger does not offer. For unconventional resources, CAMSHALE™ Services provides one-stop access to Cameron’s full range of flow equipment along with the technical expertise, systems innovation, and safety leadership needed to increase operational efficiency throughout the life of the field.

•	Cameron’s Drilling segment product offering includes BOPs, control systems, drilling risers, top drives, mud pumps, etc. Schlumberger does not provide any of these products or services and Cameron does not offer the types of drilling products or services that Schlumberger offers.

•	Cameron’s Valves & Measurements segment provides the valve and measurement systems primarily used to control, direct and measure the flow of oil and gas from individual wellheads through flow lines, gathering lines and transmission systems to refineries, petrochemical plants and industrial centers for processing. Schlumberger does not offer any of these products or systems.

•	Cameron’s Process Systems segment offers products or services that are integrated into projects where special optimization and control is needed to solve for complexities in oil and gas production systems such for Oil Dehydration, treating produced water and CO2.

How many employees does Cameron currently have?

Cameron currently employs 24,000 employees in more than 300 locations around the world.

How will Cameron fit inside the Schlumberger organization?

Post-closing, we expect that Cameron will be added as a separate product group, reporting to the CEO. Each existing segment of Cameron (Subsea, Surface, Drilling, V&M and Process Systems) will be managed like any other Schlumberger segment. It is envisioned that Cameron’s geographical organization will over time be integrated into the Schlumberger Area and GeoMarket structure.

What can we expect between now and closing?

During the period between the signing of the agreement and completion of the merger, both companies will continue to operate separately and independently of each other, managing their respective businesses as usual.

What do we tell our customers?

During the period between the signing of the agreement and completion of the merger, both companies will continue to operate separately and independently of each other, managing their respective businesses as usual. Post-closing, our customers will be able to buy the same oilfield services and equipment as they have been buying from Cameron in the past, and Cameron equipment and services will remain available everywhere in the world they are currently available. In addition, because the merger will combine complementary product and service lines that will enable the development of innovative new offerings, customers will benefit from a new total systems approach, including software, instrumentation, control, automation and integration.

Additional details will be communicated to customers by the Global Account Directors and their teams.

Will Cameron keep its company brand?

Post-closing, Cameron will be referred to as Cameron, a Schlumberger Company.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The opinions, forecasts, projections, expected timetable for completing the proposed transaction, benefits and synergies of the proposed transaction, future opportunities for the combined company and products, future financial performance and any other statements regarding Schlumberger’s and Cameron’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not statements of historical fact, are forward-looking statements within the meaning of the federal securities laws. Schlumberger can give no assurance that such expectations will prove to have been correct. These statements are subject to, among other things, satisfaction of the closing conditions to the merger, the risk that the contemplated merger does not occur, negative effects from the pendency of the merger, the ability to successfully integrate the merged businesses and to realize expected synergies, failure to obtain the required votes of Cameron’s stockholders, the timing to consummate the proposed transaction, the ability to successfully integrate the merged businesses and other risk factors that are discussed in Schlumberger’s and Cameron’s most recent 10-Ks as well as each company’s other filings with the SEC available at the SEC’s Internet site (http://www.sec.gov). Actual results may differ materially from those expected, estimated or projected. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update or revise any of them in light of new information, future events or otherwise.

Additional Information

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC REGARDING THE TRANSACTION CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. These documents (when they become available) will contain important information about the proposed transaction that should be read carefully before any decision is made with respect to the proposed transaction. These materials will be made available to stockholders of Cameron at no expense to them. Investors will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Schlumberger and/or Cameron through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Schlumberger will be available free of charge on Schlumberger’s internet website at http://www.slb.com. Copies of the documents filed with the SEC by Cameron will be available free of charge on Cameron’s internet website at http://www.c-a-m.com. You may also read and copy any reports, statements and other information filed by Cameron or Schlumberger with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

Participants in Solicitation

Cameron, Schlumberger, their respective directors and certain of their respective executive officers may be considered, under SEC rules, participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Schlumberger is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on January 29, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on February 19, 2015. Information about the directors and executive officers of Cameron is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 20, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 27, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.